UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              INFORMATION STATEMENT
                        PURSUANT TO RULES 13d-1 AND 13d-2
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 13)* **

                        MDU RESOURCES GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   552690109
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 13 is Final and Terminating Amendment.

                                  SCHEDULE 13G

CUSIP NO. 552690109                                          Page 2 of 4 Pages
MDU RESOURCES GROUP, INC.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NEW YORK LIFE TRUST COMPANY

                  EIN # 13-3808042
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                              (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK, NEW YORK

NUMBER OF                  5.       SOLE VOTING POWER          9,204,353
SHARES
BENEFICIALLY               6.       SHARED VOTING POWER        0
OWNED BY
EACH                       7.       SOLE DISPOSITIVE POWER     9,204,353
REPORTING
PERSON                     8.       SHARED DISPOSITIVE POWER   0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                         9,204,353

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        4.87%

12.   TYPE OF REPORTING PERSON*

                  BK

        *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP NO. 552690109                                          Page 3 of 4 Pages
MDU RESOURCES GROUP, INC.



Item 1(a)     Name of Issuer:   MDU RESOURCES GROUP, INC.

Item 1(b)     Address of Issuer's principal executive offices:

                                1200 West Century Avenue
                                Bismarck, ND 58506-5650

Item 2(a)     Name of person filing:    NEW YORK LIFE TRUST COMPANY

Item 2(b)     Address of principal business office:

                                51 MADISON AVENUE
                                NEW YORK, NY  10010

Item 2(c)     Citizenship: See Item 4 of Cover Page

Item 2(d)     Title of class of securities: See Cover Page

Item 2(e)     Cusip No.:   See Cover Page

Item 3        Type of Person:	See Item 12 of Cover Page

Item 4(a)     Amount beneficially owned: New York Life Trust Company ("NYLTC"),
		in its capacity as directed trustee of the MDU Resources Group,
		Inc. 401(k) Retirement Plan (the "Plan"), may be deemed the
		beneficial owner of 9,204,353 shares of common stock of the
		issuer which are owned by the Plan on behalf of numerous
		participants.  NYLTC has limited authority with regard to certain
		shares over which it may exercise voting and/or dispositive power.
		The filing of this statement shall not be construed as an admission
		that NYLTC is, for the purposes of Section 13(d) or 13(g) of the
		Act, the beneficial owner of any securities covered by the statement.

Item 4(b)     Percent of class:         4.87%

Item 4(c)     For information regarding voting and dispositive power with
		respect to the above listed shares see items 5-8 of Cover
		Page.

Item 5        Ownership of 5 percent or less of a class:   If this statement is
		being filed to report the fact that as of the date hereof the
		reporting person has ceased to be the beneficial owner of more than
		5 percent of the class of securities, check the following [X]

Item 6        Ownership of more than 5 percent on behalf of another person:
		NOT APPLICABLE

                                  SCHEDULE 13G

CUSIP NO. 552690109                                          Page 4 of 4 Pages
MDU RESOURCES GROUP, INC.



Item 7        Identification and classification of subsidiary which acquired the
		security being reported on by the parent holding company:   NOT
		APPLICABLE

Item 8        Identification and classification of members of the group:     NOT
              APPLICABLE

Item 9        Notice of dissolution of the group:     NOT APPLICABLE

Item 10       Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 14, 2013

                                    /s/ Laura D'Ambrosio
                                    -----------------------------
                                    Name:  Laura D'Ambrosio
                                    Title: Vice President